Ex 99.2

CHINA INDEX HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ: CIH)

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 18, 2020

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of China Index Holdings Limited (the “Company”) will be held at F15, Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China on December 18, 2020 at 10 a.m., Beijing time. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The board of directors of the Company has fixed the close of business on November 18, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A and Class B ordinary shares (the “Ordinary Shares”) at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

The Company filed its annual report on Form 20-F (the “Annual Report”)  for the fiscal year ended December 31, 2019 with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2020. The Annual Report can be accessed on the Company’s investor relations website at http://ir.chinaindexholdings.com/, as well as on the SEC’s website at http://www.sec.gov/.

Holders of the Company’s Ordinary Shares or ADSs may obtain a hard copy of the Annual Report, free of charge, by sending an email to CIH-IR@fang.com or by writing to the Investor Relations Department of the Company at F15, Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China.

By Order of the Board of Directors,
China Index Holdings Limited

/s/Yu Huang
Yu Huang
Chief Executive Officer and President

Beijing, China

November 17, 2020